File Pursuant to Rule 424(b)(3)

Registration No. 333-260911

Prospectus Supplement No. 3
(to Prospectus dated April 29, 2022)

UP TO 370,530,280 CLASS A ORDINARY SHARES

OF

BABYLON HOLDINGS LIMITED

This prospectus supplement (this “prospectus supplement”) amends and supplements the prospectus dated April 29, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-260911), as amended from time to time. This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our Class A ordinary shares are currently traded on the New York Stock Exchange (“NYSE”) under the symbol “BBLN.” On June 22, 2022, the last reported sale price of our Class A ordinary shares on the NYSE was $1.17 per Class A ordinary share.

Investing in our Class A ordinary shares involves risks. You should carefully consider the risks referenced under “Risk Factors” of the Prospectus, as well as the other information contained in the Prospectus or in any supplement thereto, before making a decision to invest.

Neither the SEC, the Jersey Financial Services Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 23, 2022, Babylon Holdings Limited, a company incorporated in Jersey under registration number 115471 (the “Company”), issued a press release announcing the closing of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which trade on the New York Stock Exchange under the symbol “BBLN.W” (the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.295 Class A ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. The Company also announced that it intends to exchange all remaining untendered warrants for Class A ordinary shares in accordance with the terms of the warrant agreement, as amended by the warrant amendment dated June 23, 2022 (the “Warrant Amendment”), by and between the Company and Computershare Trust Company, N.A. (the “the Warrant Agent”), which governs the warrants (the “Warrant Agreement”).

The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A ordinary shares at an exchange ratio of 0.2655 Class A ordinary shares for each warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the Warrant Amendment, the Company has the right to require the exchange of not less than all of the warrants at any time while such warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding warrants at least fifteen days prior to the date of exchange fixed by the Company.

The Company will exercise its right to exchange all remaining outstanding warrants for Class A ordinary shares in accordance with the terms of the Warrant Amendment, and has fixed July 8, 2022 as the exchange date.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

The Offer and Consent Solicitation expired at Midnight (end of day), Eastern Standard Time on June 17, 2022. The Company has been advised that a total of (i) 7,454,558 public warrants, or approximately 86.4% of the outstanding public warrants and (ii) 5,933,333 private placement warrants, or 100% of the 5,933,333 outstanding private placement warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, and therefore such warrants consented to the Warrant Amendment. Because consents were received from holders of more than 50% of the Company’s outstanding public warrants and more than 50% of the outstanding private placement warrants, the Warrant Amendment was approved.

A copy of the press release announcing the settlement of the Offer and the Company's exercise of its rights to exercise the untendered warrants is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, dated June 23, 2022, by and between the Company and Computershare Trust Company, N.A.
99.1	Press Release, dated June 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BABYLON HOLDINGS LIMITED

Date: June 23, 2022	By:	/s/ Charles Steel
Name: Charles Steel
Title: Chief Financial Officer

Exhibit 10.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of June 23, 2022, by and between Babylon Holdings Limited, a company incorporated in Jersey under registration number 115471 (the “Company”), Computershare Inc., a Delaware corporation and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, collectively, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of February 4, 2021, between Alkuri Global Acquisition Corp. (“Alkuri”) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, (“Continental”), as amended by the Warrant Assumption and Amendment Agreement, dated as of October 21, 2021, among the Company, Alkuri and the Warrant Agent (the “Existing Warrant Agreement”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, on October 21, 2021, the Company completed its business combination with Alkuri (the “Business Combination”),

WHEREAS, in accordance with Section 4.5 of the Existing Warrant Agreement, upon effectiveness of the Business Combination, the Registered Holders of the Warrants thereafter had the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of shares of the common stock of Alkuri immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, an Alternative Issuance (as defined in the Existing Warrant Agreement) in Class A ordinary shares, par value $0.0000422573245084686 per share, of the Company (the “Class A ordinary shares”);

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of Registered Holders of at least 50% of the number of the then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the Existing Agreement with respect to the Private Placement Warrants, the vote or written consent of 50% of the number of the then outstanding Private Placement Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the Registered Holders of the Warrants to exchange all of the outstanding Warrants for Class A ordinary shares, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of the number of the then outstanding Public Warrants and more than 50% of the Private Placement Warrants have consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.     Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding:

(a) the new Section 6A thereto:

“6A Mandatory Exchange.

6A. 1 Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then outstanding Warrants, as described in Section 6A.2 below, for Class A ordinary shares (or any Alternative Issuance pursuant to Section 4.5), at the exchange rate of 0.2655 Class A ordinary shares (or any Alternative Issuance pursuant to Section 4.5 for each Warrant held by the Registered Holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Class A ordinary shares). In lieu of issuing fractional shares, any Registered Holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such Registered Holder, receive one additional whole Class A ordinary share in lieu of such fractional shares.

6A.2 Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Exchange Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

6A.3 Exercise After Notice of Exchange. The Warrants may be exercised, for cash at any time after notice of exchange shall have been given by the Company pursuant to Section 6A. 2 hereof and prior to the Exchange Date. On and after the Exchange Date, the Registered Holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.”

2.     Miscellaneous Provisions.

2.1   Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2   Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

2.3   Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4   Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5   Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

BABYLON HOLDINGS LIMITED

By:	/s/ Charles Steel
Name: Charles Steel
Title: Chief Financial Officer

COMPUTERSHARE INC.
COMPUTERSHARE TRUST COMPANY, N.A.,
as Warrant Agent

By:	/s/ Collin Ekeogu
Name: Collin Ekeogu
Title: Manager, Corporate Actions

[Signature Page to Warrant Amendment]

Exhibit 99.1

News Release

Babylon Holdings Limited Announces Completion of Exchange Offer and Consent Solicitation and Notice to Exercise Right to Exchange Remaining Outstanding Warrants

Austin, Texas & LONDON, UK – June 23, 2022 -- (BUSINESS WIRE) -- Babylon Holdings Limited (NYSE: BBLN) (“Babylon” or the “Company”) today announced the completion of its previously announced exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which warrants trade on the New York Stock Exchange the (“NYSE”) under the symbol “BBLN.W” (the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Company issued 3,949,471 Class A ordinary shares in exchange for the warrants tendered in the Offer.

The Company also entered into the related amendment to the warrant agreement governing the warrants (the “Warrant Amendment”) and announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered warrants at an exchange ratio of 0.2655 Class A ordinary shares for each warrant. The Company will fix the date for such exchange as July 8, 2022.

As a result of the completion of the Exchange Offer and the upcoming exchange for the remaining untendered warrants, no warrants will remain outstanding. Accordingly, the public warrants have been suspended from trading on the NYSE and will be delisted. The Class A ordinary shares will continue to be listed and trade on the NYSE under the symbol BBLN.

The Company engaged BofA Securities, Inc. as the Dealer Manager for the Offer and Consent Solicitation. D.F. King & Co., Inc. served as the Information Agent for the Offer and Consent Solicitation, and Computershare Trust Company, N.A. served as the Exchange Agent.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, and is also not a solicitation of the related consents. The Exchange Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange and related letter of transmittal and consent.

# # #

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, and is capable of operating in 16 languages. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon managed over 440k lives globally from the start of 2022. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe in order to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions you not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

investors@babylonhealth.com